FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

February, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Securities Registration Record N°0114

                                                                                                              Santiago, February  6, 2014

                                                                                                              Ger. Gen. N° 027 /2014

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449

Santiago, Chile

Ref.:     Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of Law 18,045 and the provisions of General Norm N° 30 of the Superintendence, and duly authorized, I hereby inform you of the following significant event:

Regarding the significant event dated January 29, 2014, and by Exempt Resolution No. 59 dated February 6, 2014, the Environmental Superintendence rescinded the provisional measures ordered by Exempt Resolution No. 39 dated January 28, 2014, including the full and temporary shutdown of the first unit of the Bocamina power plant, as well as other correction, security and control measures required in accordance with the provisions of point c) Article 48 of the Organic Law of the Environmental Superintendence.

The company will proceed to implement the provisional measures ordered by the authority and will restart operations of the first unit of the Bocamina power plant as soon as possible, in coordination with the autonomous entity in charge of coordinating the efficient operation and dispatch of generation units (CDEC).

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: February 6, 2014